Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333- 291913

Relating to the Preliminary Prospectus Supplement dated January 12, 2026

Investor Presentation | January 2026 American Vision AI

®2026 ROC | All Rights Reserved 2 Company Proprietary Forward Looking Statement This document contains forward - looking statements. In addition, from time to time, we or our representatives may make forward - looking statements orally or in writing. We base these forward - looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward - looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward - looking statements. In some cases, you can identify forward - looking statements by words or phrases such as “may,” “will,” “could,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are like ly to,” “potential,” “project,” “target,” “continue,” or the negative of these terms or other similar expressions, although not all forward - looking statements contain these words. In evaluating these forward - looking statements, you should consider various factors, including: our ability to develop and sell our proposed products; our ability to source, retain, and expand our technical and business staff to meet the demands of our expanding and diversifying business; our ability to raise the substantial amount of additional funds that will be necessary for our business to succeed, which funds may not be available o n acceptable terms or available at all; assumptions relating to the size of the market for our products; unanticipated regulati ons of our products that add barriers to our business and have a negative effect on our operations; our estimates of expenses, future revenue, capital requirements and our needs for, or ability to obtain, additional financing; our status of an early - stage pre - net income company with a business model and marketing strategy still being developed and largely untested; our ability to avoid a significant disruption in our information technology system, including security breaches, or our ability to implem ent new system and software successfully; our ability to obtain and maintain intellectual property protection for our products; a nd other risks identified in our S - 1 registration statement. The foregoing does not represent an exhaustive list of matters that ma y be covered by the forward - looking statements contained herein or risk factors that we are faced with. Forward - looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward - looking statements due to a number of factors, including those set forth above. Except as required by applicable law, we do not plan to publicly update or revise any forward - looking statements contained herein, whether because of any new information, future events, changed circumstances or otherwise.

®2026 ROC | All Rights Reserved 3 Company Proprietary Free Writing Prospectus This presentation highlights basic information about the Company and the offering to which this presentation relates. Because it is a summary, it does not contain all of the information that you should considering before investing in our securities. The Company has filed a Registration Statement on Form S - 1 ( 333 - 291913 ) (as amended, the “Registration Statement”) (including a prospectus, which currently is in preliminary form (the “Preliminary Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates. This Registration Statement has not yet become effective. Before you invest in our securities, you should read the Preliminary Prospectus in the Registration Statement (including the risk factors described therein). You may access the Preliminary Prospectus, dated January 12, 2026 , for free by visiting EDGAR on the SEC website at www.sec.gov/EDGAR. The Preliminary Prospectus can be accessed via https://www.sec.gov/Archives/edgar/data/2077709/000121390026003406/ea0272 307 - s1a2_rankone.htm . Alternatively, we or the underwriter for the offering will arrange to send you the Preliminary Prospectus and, when available, the final prospectus and/or any supplements thereto if you contact The Benchmark Company by email at prospectus@benchmarkcompany.com or by telephone at (212) 312 - 6722. This presentation does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any of our securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities can only be made in compliance with applicable securities laws, and pursuant to an effective registration statement filed with the SEC.

®2026 ROC | All Rights Reserved 4 Company Proprietary Offering Summary Rank One Computing Corporation, dba ROC Issuer ROC (NASDAQ Capital Markets) Proposed Ticker, Exchange 3,000,000 Shares Offered $5.00 - $6.00 Offering Range $16,500,000 1 Expected Offering Size 15% (450,000 shares) Over - Allotment Option (i) Hiring key resources (ii) Updating and expanding our neural - processing infrastructure (iii) Working capital and general corporate purposes Use of Proceeds The Benchmark Company, LLC Sole Book Running Manager 1 Estimated based on the midpoint of the offering range.

®2026 ROC | All Rights Reserved 5 Company Proprietary Vision AI enables machines to see and interpret the world, transforming raw pixels into real - time intelligence.

®2026 ROC | All Rights Reserved 6 Company Proprietary ROC is a unified Vision AI platform. We fuse biometrics, video analytics, and mission intelligence into a single operational picture — powering next - gen capabilities across defense, national security, and digital commerce.

One platform. Every modality. Every mission.

See what others can't.

Detect faster and decide smarter with full-spectrum awareness that adapts across missions, environments, and scale.

IDENTITY

INTELLIGENCE

Face Recognition
Highly accurate and efficient global algorithm. Ranked by NIST.[1]

Age Estimation
Estimate user age for age-gated access and compliance. Ranked by NIST.[2]

Deepfake & Liveness
Seamless selfie capture with single-frame passive liveness.

Face Analytics
Go beyond IDV with age, gender, emotions, and expressions.

Fingerprint Recognition
Highly accurate and efficient global algorithm. Ranked by NIST.[3]

Latent Fingerprint
Match latent prints in seconds, not hours. Ranked by NIST.[4]

Iris Recognition
Extremely fast and scalable global algorithm. Ranked by NIST.[5]

Tattoo Matching
Highly accurate and efficient tattoo matcher.

License Plate Recognition
Global ALPR support across U.S., CAN, MEX, EU, and APAC.

Object Detection
Detect live threats, anomalies, and patterns in real time.

Weapon Detection
Alert on brandished firearms, including long guns and handguns.

Vehicle Recognition
Identify vehicle make, model, color, and year.

[1] NIST FRTE
[2] NIST FATE
[3] NIST Fingerprint
[4] NIST ELFT
[5] NIST IREX 10

Results shown from NIST do not constitute an endorsement of any particular system, product, service, or company by NIST.

Company Proprietary
®2026 ROC | All Rights Reserved
7

Company Proprietary ®2026 ROC | All Rights Reserved 8 Core Missions National Security Empower mission success. Secure borders, elevate situational intelligence, and supercharge decision making at speed, precision, and scale. Public Safety Protect spaces and increase awareness. Next - gen AI video intelligence, threat detection, and rapid response for law enforcement, smart cities, and beyond. Digital Identity Build trusted digital identities. Prevent fraud, onboard customers in seconds, and defy emerging threats — from identity theft to safeguarding minors. Physical Security Unify your SecOps with adaptive smart security. Real - time video analytics, access control, and autonomous response in a single pane of glass.

- Face
- Fingerprint
- Iris
- Tattoo
- Deepfake
- Age
- Object
- Weapon
- ALPR

ROC SDK

Biometric Toolkit

Multimodal SDK for deep partner integration. Powers all ROC products.



ROC Watch

Tactical Video Analytics

Proactive smart security layer with video intelligence, threat detection, visitor management, and video forensics.

ROC Evidence

Digital Investigations

Transform fragmented data into actionable evidence for criminal investigations.





ROC ABIS

Next-Gen Biometric Identification

Multimodal ABIS with next-gen tools, workflows, and efficiency for nation-scale biometrics.



ROC Enroll

Remote Identity Authentication

Turn a selfie into a secure biometric template.

Company Proprietary
©2026 ROC | All Rights Reserved
9

®2026 ROC | All Rights Reserved 10 Company Proprietary Production Systems, Paying Customers, Early Product Inflection Revenue Today ■ Revenue generated across national security, public safety, and digital identity ■ Mix of product subscriptions, multi - year licenses, and program - based deployments ■ Gross margins >80% on product revenue ■ Revenue mix shifting to scalable high - margin ARR ■ Multiple products now commercially deployed and expanding

®2026 ROC | All Rights Reserved 11 Company Proprietary Revenue & Product Growth Annual Product Revenue $ in thousands $6,106 ROC SDK $5,125 ROC Watch: $980 2023 $7,678 ROC SDK $5,958 ROC Watch: $1,327 ROC Enroll $40 ROC ABIS $353 R&D Watch: $754 ROC Enroll $313 ROC ABIS $326 $9,851 (1st 9m) ROC SDK $4,263 ROC Watch $4,949 R&D Contracts $9,055 R&D Contracts $6,027 R&D Contracts $3,641 2023 +26% Growth YoY 2024 Q1 - Q3 2025 +28% Growth YTD YoY Other $250 ROC SDK ROC WATCH R&D CONTRACTS ROC ABIS ROC ENROLL OTHE R 10M 5M 10M 5M $15,411 $13,705 $13,492 (1st 9m) Total Annual Revenue $ in thousands

®2026 ROC | All Rights Reserved 12 Company Proprietary Profit & Gross Margins 2025 Nine months ended Sep 30 2024 Year ended Dec 31 2023 Year ended Dec 31 (US$mm) $10.7 $12.0 $12.6 Gross Profit - $0.3 - $1.3 $2.5 Operating Income (Loss) 1 79% 87% 82% Gross Margins - 2% - 9% 16% Operating Margins 2 1 Operating income (loss) represents gross profit less operating expenses and excludes interest income and expense, income taxe s, and other non - operating items, as reported in our audited and reviewed financial statements. 2 Operating margin is calculated as operating income (loss) divided by total revenue, based on amounts reported in our audited an d reviewed financial statements. Operating income (loss) reflects gross profit less operating expenses.

®2026 ROC | All Rights Reserved 13 Company Proprietary How Revenue Scales A Predictable Path from Initial Wins to Long - Duration ARR Land → Expand → Programmatic Scale Initial Entry ■ Pilot or limited deployment ■ Single product entry ■ $100K – $500K initial contract Why Revenue Compounds Single Vision AI platform ■ All products run on the same SDK Cross - sell without friction ■ New products, same infrastructure High - margin expansion ■ Approx 80%+ gross margins on incremental ARR Sticky contracts ■ Mission - critical, budget - line funded Operating leverage ■ Minimal incremental cost to scale Programmatic Scale ■ System - of - record status ■ 5 – 10 year programs ■ National / enterprise deployments ■ Anticipated $10M+ long - duration ARR Expansion ■ Multi - site / multi - agency ■ Cross - sell additional products

®2026 ROC | All Rights Reserved 14 Company Proprietary Contract Characteristics Pipeline Driver Product 3 – 5 yr programs, expansion - led Pilots → Multi - site Programs ROC Watch 5 – 7 yr platform programs DOJ / USAO / DEA Platform Deals ROC Evidence Usage + license, recurring Telecom & Gov ID Rollouts ROC Enroll 7 – 10 yr national programs State & Federal System - of - Record ROC ABIS Pipeline to Anticipated ARR Conversion

®2026 ROC | All Rights Reserved 15 Company Proprietary Expected Near - Term Drivers Result: Clear, time - phased path from early revenue to durable ARR scale. Starting Point: 2024 ARR Base 2025 ■ Ongoing conversion of existing pilots and early contracts into 3 – 5 year ARR programs ■ ROC Watch and ROC Evidence commercial scale - ups 2026 ■ Expansion of national security and law enforcement programs ■ ROC Enroll telecom and digital identity rollouts ■ First large - scale ROC ABIS implementations 2027 ■ Portfolio of long - duration government and enterprise programs ■ High - margin recurring ARR with strong expansion dynamics

®2026 ROC | All Rights Reserved 16 Company Proprietary Capital Allocation: Accelerating ARR Conversion ■ Scale What’s Working Expand engineering, deployment, and customer success capacity to support multiple large - scale programs converting in parallel. ■ Shorten Time - to - ARR Invest in compute and infrastructure to accelerate model training, deployment velocity, and program expansion timelines. ■ Support Programmatic Growth Fund the operational backbone required for five - to seven - year government and enterprise contracts as pilots convert into systems of record. ■ Preserve Margin Discipline Capital is deployed into a high - gross - margin model with strong operating leverage — not speculative R&D or unproven markets. Bottom Line: This capital raise will accelerate ARR realization and de - risk execution — it does not change the business model.

Company Proprietary ®2026 ROC | All Rights Reserved 17 Trusted by the Agencies that Protect America PARTNERS INCLUDE Army CID Army Criminal Investigation Division DARPA Defense Advanced Research Projects Agency FBI Federal Bureau of Investigation NCIS Naval Criminal Investigative Service ONR Office of Naval Research USMS United States Marshals Service USSOCOM United States Special Operations Command LEADING COMMERCIAL INTEGRATORS Plaid | Authentic ID | Aware | Mitek DoD U.S. Army U.S. Navy DoS DoJ

ROC

BUILT BY THE PEOPLE WHO'VE LIVED THE MISSION

At ROC, we go head-to-head with multi-billion dollar companies... and win.

Our team was forged in real-world crises, from 9/11 and the Boston Marathon bombing to Iraq, Afghanistan, and covert operations. We know the stakes because we've lived them.

We pair operators with scientists and engineers from the military, FBI, and leading AI labs — people who carried the mission and now build the tools to win it.

This technical density lets us move faster, build smarter, and solve the hardest problems.

We're not just building AI.
We're building the global infrastructure for identity and intelligence.

+110%	50%	95%	47%
Headcount Growth Last 3 Years[1]	PHDs or Advanced Degrees	Average Retention Rate (FTE only)	Capital Reinvested into R&D (Sep'25 YTD)[2]

[1] 1/1/2023 vs. 1/1/2026
[2] Gross R&D Investment represents total investment in research and engineering, measured as all wage and non-wage costs associated with personnel mapped to the research and engineering function, regardless of whether such costs are expensed, capitalized as software development costs, or allocated to customer R&D delivery projects, divided by total revenue.

Company Proprietary
®2026 ROC | All Rights Reserved
18

ROC

Leadership Team



Scott Swann
Chief Executive Officer and Director
20+ years in the FBI with DoD, IC, and govt experience. 10 years leading major biometric providers.



Brendan Klare, PhD
Chief Scientist, President, and Board Chairman
15+ years thought leadership in AI/ML. Subject matter expert for DoS, FBI, DoD, and IARPA. Former U.S. Army Ranger.



Josh Klontz
Chief Technology Officer and Director
15 years of biometrics software engineering and Vision AI innovation.

MANAGEMENT

J. Blake Moore
Chief Operating Officer
10 years leading high-profile commercial and government biometrics programs. Supported TSA Precheck.

Cody Barnes, CPA
Chief Financial Officer
15+ years in combined finance, accounting, tax, operations, human resources, and banking experience.

Anthony Brown
Chief of Staff
20+ years of federal and commercial identity management operations.

Nick Bartlow, PhD
Chief Engineer
15+ years building enterprise identity systems for the FBI, IC, DHS, and DoD.

Sam Cava
Strategic Advisor
25+ years in the FBI, DoD, and IC focused on biometrics, ID intelligence, digital evidence and operational technologies.

Company Proprietary
©2026 ROC | All Rights Reserved
19

®2026 ROC | All Rights Reserved 20 Company Proprietary Dawn Meyerriecks Former Deputy Director of CIA for Science and Technology Mission - driven technologist with 40+ years in CIA & national programs, pioneering new products and transforming operations at scale. Brings rare technical and stakeholder depth, aligning innovation and engineering with national security imperatives. Brian Hibbeln Former NASIC & NRO; Ex - Assistant Deputy Undersecretary of Defense Defense innovation leader with 30+ years in DoD and Intelligence. Founding Director of the DoD’s Special Capabilities Office, overseeing $10B+ in intelligence, space, and airborne programs. Venture Partner at SineWave Ventures with advisory roles across Fortune 500 companies and quantum computing. Ed Davis Former Commissioner, Boston Police Department Public safety leader with 35+ years in law enforcement. Nationally recognized for crisis leadership during the Boston Marathon bombing, pioneering community policing, and advising both government and private sector on security, intelligence, and resilience. Steven Martinez Former Executive Assistant Director of FBI and Head of Global Security, MGM Resorts Veteran intelligence leader with 25+ years at the FBI. Oversaw the Bureau’s Science & Technology Branch, including the Laboratory, Operational Technology, and Criminal Justice Information Services divisions. Recognized for advancing biometric innovation, forensic science, and national - scale identity systems across U.S. and allied missions. Independent Board Members

®2026 ROC | All Rights Reserved 21 Company Proprietary Vision AI 4 $23.7B $1.8T AI UNIVERSE Biometrics 1 $60.3B Digital Evidence 2 $9.4B Video Analytics 3 $12.3B AI - powered face, age, deepfake, liveness, and object recognition across image and video. $106B TAM 2025 Total Addressable Market 1 Precedence Research 2 Research and Markets 3 Fortune Business Insights 4 Grandview Research A massive multi - vertical market opportunity.

®2026 ROC | All Rights Reserved 22 Company Proprietary Capitalization 15,021,650 Pre - Offering Shares Outstanding 3,000,000 Shares To Be Issued at IPO (without 15% over - allotment) 18,021,650 Post - Offering Shares 9,376,716 1 Options Outstanding under the 2018 Equity Incentive Plan at a Weighted Average Exercise Price of $2.16 233,800 Shares of Common Stock Obligated To Be Issued as Equity Incentives Out of the Initial Share Reserve of the 2026 Equity Incentive Plan 210,000 Shares of Common Stock Issuable Upon the Exercise of the Representative’s Warrants ■ No outside capital raised to date. 1 1,920,500 (20.5%) of the 9,376,716 shares of common stock are subject to revenue - based vesting (e.g., $100M/yr of applicable Tar get Revenue by September 2030).

®2026 ROC | All Rights Reserved 23 Company Proprietary People 50% Use of Proceeds Infrastructure 15% Working Capital 35% We intend to use net proceeds of this offering as follows: ■ To hire key resources that enable growth and support market share capture, which include additional engineers and scientists to accelerate product development and operational personnel to better support delivery of large, complex contracts. ■ To update and expand our neural - processing infrastructure to accelerate the pace in which we train and deploy Vision AI algorithms. ■ To support working capital and general corporate purposes. We may change the amount of net proceeds to be used specifically for any of the foregoing purposes. The amounts and timing of our actual expenditures will depend upon numerous factors. We may also use a portion of the net proceeds to acquire, license, and invest in complementary products, technologies, or additional businesses; however, we currently have no agreements or commitments with respect to any such transaction.

®2026 ROC | All Rights Reserved 24 Company Proprietary Investment Highlights ■ Mission - Critical Vision AI American Identity and security AI deployed where failure is not an option. ■ Clear Path to Durable ARR Proven land → expand → program model converting pilots into long - term programs. ■ High - Quality Revenue Economics ~80%+ gross margins, 5 – 10 year contracts, high switching costs, strong operating leverage. ■ Platform, Not Point Solutions Single Vision AI platform enables cross - sell, low incremental cost, and compounding ARR. ■ Large Markets, Minimal Share Needed Multi - billion dollar markets, company projections supported by capturing well under 1% share. ■ Trusted by the Most Demanding Customers Deployed across national security, law enforcement, allied governments, and global enterprises. ■ Category - Defining Team & Governance Built by the pioneers who set the standards, backed by elite defense and intelligence leadership. ■ Disciplined, Embedded Upside Upside driven by execution, not speculation.

media@roc.ai Born of American ingenuity. Built for the world. Thank you. Investor and Media Relations